SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on April 25, 2023, drawn up in summary form

1.	Date, Time and Venue. On April 25, 2023, starting at 10:00 a.m., with the participation of the members, that ratified their votes by writing, as authorized by article 19, paragraph 1st, of the Company’s bylaws.

2.	Call and Attendance. Call notice duly given pursuant to the Company’s bylaws. Meeting with attendance of Mr. Victorio Carlos De Marchi and Mr. Michel Dimitrios Doukeris, copresidents, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Lia Machado de Matos, Fabio Colletti Barbosa, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Claudia Quintella Woods.

3.	Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.	Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.       Option Plan and Capital Increase. In accordance with the procedure approved by the Board of Directors at a meeting held on March 25, 2019, regarding the issuance of new shares to be delivered to the beneficiaries of the programs under the Company's Stock Option Plan[1] that exercise their respective options, to verify the capital increase detailed in Exhibit I within the authorized capital limit as provided for in article 6 of the Company's bylaws and pursuant to article 166, item III, of Law 6,404/76, and to determine the Company's Board of Executive Officers to promote the registration of the capital increase with the competent Board of Trade, in compliance with the provisions of article 166, paragraph 1, of Law 6,404/76.

In view of the exercise of options between 03/30/2023 and 04/19/2023 (included), as detailed in Exhibit I, 3,616,433 new common shares were issued for the total issuance price of R$ 47,411,436.63, with the capital stock increasing from R$ 58,130,517,165.22 to R$ 58,177,928,601.85. The capital stock is now divided into 15,753,833,284 registered common shares, with no par value.

The new issued shares shall participate under equal conditions with the other shares of all the benefits and advantages that may be declared as of the date hereof.

5.	Closure. With no further matters to be discussed, these Minutes hereof were drawn up and duly executed.

São Paulo, April 25, 2023.

/s/ Victorio Carlos De Marchi	/s/ Michel Dimitrios Doukeris
/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ Nelson José Jamel	/s/ Fernando Mommensohn Tennenbaum
/s/ Lia Machado de Matos	/s/ Fabio Colletti Barbosa
/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa
/s/ Claudia Quintella Woods	/s/ Letícia Rudge Barbosa Kina Secretary

[1] Stock Option Plan of the Company approved in the Extraordinary General Meeting of July 30, 2013

Exhibit I

Date	Stock Option Program	No. Issued Shares	Capital Increase (R$)	Capital Stock Before (R$)	Capital Stock After (R$)	No. Shares Before	No. Shares After
March 30, 2023	2023.1	3,616,433	47,411,436.63	58,130,517,165.22	58,177,928,601.85	15,750,216,851	15,753,833,284
		3,616,433	47,411,436.63

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer